UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25
SEC FILE NUMBER
001-33034
NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  March 31, 2016
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

BMB Munai, Inc.
Full Name of Registrant
n/a
Former Name if Applicable
324 South 400 West, Suite 250
Address of Principal Executive Office (Street and Number)
Salt Lake City, Utah 84101
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The annual report of the registrant on Form 10-K could not be timely filed because management requires additional time to compile and verify the data required to be included in the report.  The report will be filed within fifteen calendar days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Adam Cook	801	355-2227
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes	☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the fiscal year ended March 31, 2016, and the period from August 25, 2014 (inception) to March 31, 2015, the Company realized no revenue. The Company anticipates that during the fiscal year ended March 31, 2016, total operating expenses will have increased approximately 258% compared to the period from inception to March 31, 2015. This increase was primarily attributable to increases in professional fees and general and administrative fees of approximately 131% and 545%, respectively, due to the acquisition of FFIN Securities, Inc., (“FFIN”) and FFIN’s efforts to seek licensure to operate as a U.S. securities broker dealer, and to complete the acquisitions of Investment Company Freedom Finance LLC, and the securities brokerage and financial services business conducted by it in Russia, and its wholly owned subsidiary, Freedom Finance JSC, and the securities brokerage and financial services business conducted by it in Kazakhstan, and FFINEU Investments Limited and the securities brokerage and financial services business conducted by it in Cyprus.

Because the Company realized only expenses during the fiscal year ended March 31, 2016, and the period from inception to March 31, 2015, it expects to realize a loss from operations during the fiscal year ended March 31, 2016, of approximately $496,000 and net loss of approximately $494,000 compared to a loss from operations of approximately $138,000 and a net loss of approximately $139,000 during the period from inception to March 31, 2015.

This Notification of Late Filing on Form 12b-25 includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All forward-looking statements included in this notification, including estimated financial results and results of operations, are based upon information available to the Company as of the date of this notification, which may change. The Company assumes no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from the Company’s current expectations. Factors that could cause or contribute to such differences include, among others, the risks and uncertainties of the Company’s efforts to build an international, broadly based brokerage and financial services firmdetailed from time to time in the Company’s filings with the SEC, including without limitation those described under the heading "Risk Factors" in the Company's Amended Current Report on Form 8-K/A-1 filed with the Securities and Exchange Commission (“SEC”) on March 2, 2016, as well as other reports that the Company may file from time to time with the SEC. The Company assumes no obligation and does not intend to update any forward-looking statements provided herein, whether as a result of new information, future events or otherwise.

BMB Munai, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:June 29, 2016	By:	/s/ Evgeniy Ler
Evgeniy Ler
Chief Financial Officer

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